16 Wall Street, 2nd Floor
Madison, Connecticut 06443
203.482.5805 direct
info@accretivecapital.com
www.accretivecapital.com

An Open Letter to the Board of Directors of MCG Capital Corporation

June 11, 2015

Mr. Richard W. Neu
Chairman
MCG Capital Corporation
1001 19th Street North, 10th Floor
Arlington, VA 22209

Dear Ladies and Gentlemen of the MCG Capital Corporation Board:

As the largest owner of MCG Capital Corporation (“MCG” or the “Company”), holding approximately two million shares of MCG stock, Accretive Capital Partners has been closely monitoring events relating to the current sale process of MGC. While the Board of Directors (the “Board”) has recently made its views known with respect to the unsolicited offer from HC2 Holding, Inc. (“HC2”) and the prior publicly announced merger agreement with PennantPark Floating Rate Capital Ltd. (“PennantPark”), there remains substantial uncertainty in the marketplace as to the eventual conclusion of this matter.

Our Offer

Given this uncertainty and our significant ownership position in MGC, we would like to offer the services of Accretive Capital Management, LLC (“Accretive”) to act as MGC’s investment advisor. We would be prepared to act in that capacity on terms substantially identical to those provided by Pennant Park Investment Advisers, LLC (“PPIA”), pursuant to its publicly filed Amended and Restated Investment Advisory Management Agreement with PennantPark dated August 7, 2012, except that we would accept a Base Management Fee (as defined in that agreement) of 0.75%, rather than the 1.00% charged by PPIA.

We believe our offer provides MCG an attractive backstop to the eventuality of a broken transaction with either HC2 or PennantPark, and we would be prepared to offer MCG employees Keith Kennedy and Tod Reichert continued employment with the Company. We would propose that the board of directors continue to include current directors Rick Neu, as Chairman, and Ken O’Keefe, but we would seek to reduce substantially the operating costs of the Company.

June 11, 2015

Moreover, we would propose that ongoing management of the Company’s existing assets by Accretive be put to a shareholder vote. It appears that the Company’s very substantial and valuable net capital losses of $174.5 million (which have no expiration and will be carried forward indefinitely to offset future net capital gains) and capital loss carryforwards from tax years 2009 of $54.2 million and 2010 of $5.2 million (which will expire December 31, 2017 and December 31, 2018, respectively, unless utilized to offset future net capital gains prior to those expiration dates) cannot be utilized pursuant to a sale to HC2 or PennantPark.

We are alarmed by the Company’s projected net operating loss of $5.7 million, or $0.15/share, for the ten-month period April 1, 2015 through January 28, 2016, and we strongly encourage you to pursue immediate cost cutting efforts. Irrespective of the outcome of the current sale process, whether the Company is sold to HC2 or PennantPark or continues independently and publicly-traded, the Board and management have a duty to MCG shareholders to maximize value and to eliminate unnecessary costs.

Since Accretive has an established 15-year history of generating substantial capital gains for its members, having grown the value of its Series A investor capital by approximately 312%, net of all fees and expenses, since inception on July 1, 2000, we are confident in our abilities to provide MCG shareholders the benefit of some or all of these roughly $175 million in non-expiring capital loss carryforwards.

We believe that Accretive is uniquely qualified to add value for all MCG stockholders by identifying and eliminating excess costs and by growing substantially the value of Company assets in its capacity as investment advisor. We also believe we would work well with Rick Neu and Ken O’Keefe as members of the Board, along with Keith Kennedy and Tod Reichert serving in a day-to-day management capacity. Moreover, we firmly believe that we offer MCG shareholders an exciting opportunity to build substantial asset value, while enjoying the extraordinary benefit of an unutilized asset, which nearly doubles the value of our Company: MCG’s $174.5 million capital loss carryforwards.

Our Credentials

Accretive Capital Partners is a 15-year-old private investment fund that invests in undervalued small and micro-cap equity of fundamentally strong public companies. The investment strategy has included targeting attractive take-private opportunities since inception in July 2000. The fund is long-only and employs the tools of private equity investing to its public market portfolio.

Accretive Capital Partners has been nationally ranked by Morningstar, Barron’s, Bloomberg, Lipper, and Barclay Managed Funds, received HFM Week Magazine’s 2011 Best Single Manager Long-Term Performance award among all U.S. hedge funds under $250 million and Acquisition International‘s 2015 Hedge Fund Performance Award for Best for Long-Term Performance as an active value fund, and has been selected as finalist for PAM Magazine's 2015 Best Private Wealth Manager Performance award among all U.S. hedge funds under $5 billion.

June 11, 2015

Accretive Capital Partners was founded by Richard Fearon, who previously founded and managed the Chicago office of Allied Capital Corporation, a $3 billion private equity investment fund and the largest and oldest publicly-traded small business investment company in the United States, until acquired by Ares Capital Corporation. Prior to Allied Capital, Mr. Fearon was an investment banker at Morgan Stanley & Co. and PaineWebber Incorporated and earned an MBA in Finance from the Wharton School of Business and a BA in Chemistry and Anthropology from Williams College. Mr. Fearon is a member of the board of directors of Nutrastar International Inc. (OTCBB: NUIN) and has served on the board of 15 private companies, including as chairman of Magna Card, Inc.

In addition to Mr. Fearon, Accretive has ten investment professionals and research analysts on staff, offers significant investment management experience, and benefits from the continuity and loyalty of its investor base, where no member has ever left the fund.

Conclusion

Accretive is prepared to proceed toward the execution of a definitive Investment Advisory Management Agreement, and we look forward to your prompt response to our offer. Thank you, in advance, for your ongoing efforts to do what is right on behalf of MCG shareholders.

Sincerely,

Richard E. Fearon, Jr.
Managing Partner